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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                LG&E Energy Corp.
             (Exact Name of registrant as specified in its charter)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box./X/

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box./ /

                 Kentucky                                      61-1174555
         (State of Incorporation or                         (I.R.S. Employer)
               Organization)                               Identification No.)

           220 West Main Street                                   40202
           Louisville, Kentucky                                (Zip Code)
           (Address of principal
            executive offices)

Securities Act registration statement file number to which this form relates:
Not applicable.

     Securities to be registered pursuant to Section 12(b) of the Act:

         Title to each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -----------------------             ------------------------------

         Rights to Purchase Series A         New York Stock Exchange
         Preferred Stock                     Chicago Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act: None


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                                                                               2

Item 1.  Description of Registrant's
                  Securities to be Registered.
                  ----------------------------

         On February 27, 2000, LG&E Energy Corp., a Kentucky corporation (the "Company") executed Amendment No. 3 (the "Rights Amendment") to the Rights Agreement dated December 5, 1990, as amended as of May 20, 1997 (the "Rights Agreement"), between the Company and Louisville Gas and Electric Company, a Kentucky corporation, as Rights Agent (the "Rights Agent"). The Rights Amendment provides that the execution, delivery and performance of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 27, 2000, by and among the Company, PowerGen plc, an English public limited company ("PowerGen"), a Delaware corporation to be formed as an indirect wholly-owned subsidiary of PowerGen ("US Subholdco 2") and a Kentucky corporation to be formed as a direct wholly-owned subsidiary of US Subholdco 2 ("Merger Sub"), will not cause any "Rights" (as defined in the Rights Agreement) to become exercisable, cause PowerGen or any of its affiliates to become an "Acquiring Person" (as defined in the Rights Agreement) or give rise to a "Distribution Date," "Stock Acquisition Date" or "Triggering Event" (as each such term is defined in the Rights Agreement). A summary of the Rights Agreement as amended follows.

         The Rights Amendment is attached as an exhibit and is incorporated by reference herein, and the foregoing description of the Rights Amendment is qualified in its entirety by reference to the Rights Amendment.

                                SUMMARY OF RIGHTS
                                -----------------

         On December 5, 1990, the Board of Directors of LG&E Energy Corp. (the "Company") declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock, no par value ("Common Stock"), of the Company, to shareholders of record on December 19, 1990, and issuable as of such Record Date. Each Right entitles the holder of record to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, without par value, of the Company ("Preferred Stock") at a price of $110 per one one-hundredth of a share (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

         Initially the Rights will not be exercisable, certificates will not be sent to shareholders and the rights will automatically trade with the Common Stock.

         The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier to occur of the tenth day following (i) a public announcement (or, if earlier, the date a majority of the Board of Directors of the Company becomes aware) that a person or group of affiliated or associated persons has become an "Acquiring Person", which is defined as a person (x) who has acquired, or obtained the right to acquire, Beneficial Ownership of 15% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date") or (y) who at any time after December 5, 1990 held 15% or more of the outstanding Common Stock of the Company, whether or not such person continues to hold such amount, or (ii) the commencement of, or public announcement of an intention to commence, a tender or

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exchange offer the consummation of which would result in the ownership of 15% or more of the outstanding Common Stock (the earlier of the dates in clause (i) or (ii) being called the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on the date of the consummation of the Merger contemplated by the PowerGen Merger Agreement, provided, however that if the PowerGen Merger Agreement is terminated prior to December 19, 2000, then the rights shall expire on December 19, 2000, and if the PowerGen Merger Agreement is terminated on or after December 19, 2000, then the rights shall expire 5 business days after the date of such termination., unless earlier redeemed or exchanged by the Company as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company's Common Stock or Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         In the event any Person (other than an Exempt Person or PowerGen, its subsidiaries or any Affiliate or Associate of PowerGen, as a result of their acquisition of Beneficial Ownership of shares of Common Stock by reason of the approval, execution or delivery of the PowerGen Merger Agreement, or by reason of the consummation of the merger or any transaction contemplated by Section
6.24 of the PowerGen Merger Agreement so long as neither PowerGen nor any of its subsidiaries is the Beneficial Owner of any other shares of Common Stock) becomes the Beneficial Owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interest of the Company and its shareholders), any Exempt Person who is the Beneficial Owner of 15% or more of the outstanding Common Stock fails to continue to qualify as an Exempt Person or PowerGen or any of its subsidiaries, Affiliates or Associates fails to continue to meet the standards for the exemption described above, then each holder of record of a Right, other than the Acquiring

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Person, will thereafter have the right to receive, upon payment of the Purchase
Price, Common Stock (or, in certain circumstance, cash, property or other securities of the Company) having a market value at the time of the transaction equal to twice the Purchase Price. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

         After the Rights have become exercisable, if the Company is acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

         After any such event, to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then other securities of the Company, including units of shares of Preferred Stock with rights substantially comparable to those of the Common Stock, property, or cash, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Company, however, shall not be required to issue any cash, property or debt securities upon exercise of the Rights to the extent their aggregate value would exceed the amount of cash the Company would otherwise be entitled to receive upon exercise in full of the then exercisable Rights.

         No fractional shares of Preferred Stock or Common Stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Preferred Stock or, if applicable, Common Stock.

         At any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Prices"). After such redemption period, the Company's right of redemption may be reinstated, under certain circumstances, if an Acquiring Person reduces his beneficial ownership of Common Stock to below 10% and there is no other Acquiring Person. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

         The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (subject to certain anti-dilution adjustments). However, the Board may not effect such an exchange at any time any Person or group owns 50% or more of

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the shares of Common Stock then outstanding. Immediately after the Board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of Common Stock at the applicable exchange ratio.

         The Board of Directors of the Company may amend the Rights Agreement. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date aud such supplement or amendment does not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

         Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

         For the avoidance of doubt, (a) neither PowerGen, US Subholdco 2, Merger Sub nor any of their respective Affiliates or Associates shall be considered an Acquiring Person under the Rights Agreement and (b) no Distribution Date, Stock Acquisition Date or Triggering Event shall occur, and the Rights will not separate from the shares of Common Stock or become exercisable pursuant to any other provision of the Rights Agreement, solely as a result of the approval, execution, or delivery of the PowerGen Merger Agreement and/or the other transactions contemplated thereby.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "SEC") as an Exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on December 7, 1990. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description herein by reference. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement.

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                                                                               6

Item 2  Exhibits.
        ---------

4.1 Amendment No. 3 to the Rights Agreement, dated as of February 27, 2000, between the Company and Louisville Gas and Electric Company, as Rights Agent.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    LG&E ENERGY CORP.
                                    (Registrant)

                                     By: /s/  John R. McCall
                                        ------------------------------
                                     Name:  John R. McCall
                                     Title: Executive Vice President,
                                            General Counsel and Corporate
                                            Secretary


Dated: March 3, 2000

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                                                                               8
EXHIBIT INDEX

Exhibit
Number   Description
------   -----------

4.1 Amendment No. 3 to the Rights Agreement, dated as of February 27, 2000, between the Company and Louisville Gas and Electric Company, as Rights Agent.